Filed by Teck Cominco Limited
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Inco Limited
Commission File Number: 333-134390
Date: August 16, 2006

Important Notice

This presentation may be deemed to be solicitation material in respect of Teck Cominco's tender offer for the shares of Inco. On May 23, 2006, Teck Cominco has filed the following documents with the Securities and Exchange Commission ("SEC") in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and (2) a tender offer statement on Schedule T-O.

Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the tender offer. These documents will be available without charge on the SEC's web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver, British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604) 687-1117, or by email to: info@teckcominco.com.

Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variation of such words and phrases or state that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management's expectations concerning the company, including after its proposed acquisition of Inco, with respect to, among other things, the size and quality of the company's development projects, mineral reserves and mineral resources, future trends, plans, strategies, objectives and expectations, including with respect to future operations, products, services and projects for the company, expected synergies and cost savings from the proposed acquisition of Inco, including the timing thereof, and the financial results, cash flows and operations of the company, including following the company's proposed acquisition of Inco. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of nickel, cobalt, platinum group metals, zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck Cominco and Inco, the timing of the receipt of regulatory and governmental approvals for Teck Cominco's and Inco's development projects and other operations, the availability of financing for Teck Cominco's and Inco's development projects on reasonable terms, Teck Cominco's and Inco's respective costs of production and their respective production and productivity levels, as well as those of their competitors, power prices, market competition, the accuracy of Teck Cominco's and Inco's reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, future commodity prices, production of commodities by the company, Inco and their respective competitors, the realization of synergies, transaction costs, and the future financial performance of the company and Inco. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

        Factors that may cause actual results to vary include, but are not limited to: the Teck Cominco Class B subordinate voting shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Teck Cominco and Inco may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and cost savings from the Teck Cominco /Inco transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, business and economic conditions in the principal markets for the companies' products, the supply, demand, and prices for metals to be produced, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry as detailed from time to time in Teck Cominco's and Inco's reports filed with the US Securities and Exchange Commission ("SEC").

        Certain of these risks are described in more detail in the annual information form of the company and in its public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Teck Cominco Investor Conference Call
Tuesday, August 15, 2006 - 5:00 PM EDT

CORPORATE PARTICIPANT

Don Lindsay
Chief Executive Officer, Teck Cominco

PRESENTATION

Operator

        Please stand by, your meeting is about to begin. Please be advised that this conference call is being recorded.

        Good afternoon and welcome to the Teck Cominco Investor Call for August 15, 2006. Your host for today will be Don Lindsay. Mr. Lindsay, please go ahead.

Don Lindsay

        Thank you very much and thank you all for joining us this afternoon.

        I want to start by giving a little bit of background to the transaction that we announced this afternoon.

        First, if you go back a little over two weeks ago to July 28th, it was on that day that the support agreement between Inco and Falconbridge was terminated so that cleared the way for us to revise our bid in the context of the market at that time. So on July 31st we revised our bid. And probably the most important aspect of that revised bid was that we reduced the number of shares that we were issuing, and that was because we wanted to guard our currency. We felt it was undervalued. And I said then that if we could do it again we would, and that's exactly what we are doing again today.

        We have identified that there are at least three very large pools of capital out there that might be interested in this offering. First there are the Inco shareholders themselves, with a market value close to $20 billion, and it's quite likely that a large proportion of those will want to stay invested in the sector, and in fact, as we've been meeting with shareholders, ah, we've met with over 200 institutions around the world, we've been told that time, time again that they wanted to remain in the new company, Teck Inco, as long-term investors. Also within the Inco shareholder base though of course are shorter term investors, the arbs who wanted to get all cash. And then there's a third quarter that would very much like to get a tax-free rollover here in Canada. So we've designed our transaction to accommodate the three different groups.

        In addition to the Inco shareholders of course there's also the Falconbridge shareholders who will be receiving capital in the Xstrata transaction this week. Falconbridge went for a market value of around $24 billion, of which 25 percent was owned by Xstrata, so that's about $18 billion that should be available for reinvestment in some form, some proportion of which is likely to stay in the metals sector.

        And finally, there's a new group of investors that we've been meeting with over the past couple of weeks who have decided that Teck Cominco is very good value, whether it's successful with this Inco offer or not, and they are an additional target market for this offering.

        Clearly one of the reasons why we felt strongly about not issuing shares was because in a large M&A deal when you're issuing shares there's the potential for redistribution or recirculation of shares because people who wanted cash end up with shares or people who wanted shares end up with cash. By doing this offering in this way, we are reducing the number of shares available and we are also directly placing shares with those who want them. So those who want cash should be able to get cash and those who want shares should be able to get shares.

        By having a minimum threshold of 80 percent cash in our bid, that virtually assures that arbs who want 100 percent cash will be able to receive 100 percent cash because we know of quite a long list of shareholders who will be opting for a tax-free rollover. I think that's an important point and one of the reasons why we didn't structure to get to 100 percent cash. So that's really the background to the structure of the bid this way.

        If the offering is successful then Inco shareholders will have the opportunity to trade out of a company that's currently trading at 7.9 times cash flow per share and into a new Teck Inco that is trading at 5.5 times cash flow per share, so ending up entering an investment at a much lower multiple and being able to do so with little reinvestment risk or execution risk because the deal was large enough that people can get their position without having to go into the market and buy over several days and face execution risk. Likewise for Falconbridge shareholders; those who are exiting Falconbridge will be doing so at a 7.7 times estimated price to cash flow multiple and they could enter into Teck Inco at 5.5.

        It will be one of North America's premiere mining stocks and certainly the only remaining major diversified North American mining stock. There will be a scarcity of names in the sector with each of Inco, Falconbridge and Noranda now no longer around, this will be one of the few ways to get good exposure, diversified exposure to the sector.

        Teck Inco will have market-leading positions in zinc, nickel and metallurgical coal and will also be an important producer of copper and molybdenum, gold and specialty metals such as indium and germanium and silver and all of this helps to reduce volatility in the new company.

        We will have an extensive portfolio of long-life low-cost assets and a very well sequenced growth profile, in particular with two very major projects, meaning Goro in nickel and Fort Hills in oil sands, and it's quite interesting, while Teck has very strong free cash flow in the next several years, that's during the time that Goro is being built and then when Goro is finished we start the major construction phase of Fort Hills.

        If this equity offering is successful, it will allow Teck to make our best and final offer for Inco of $89, and that offer will have a minimum of $71.20 of cash, or 80 percent cash and $17.80 of shares. The pricing of these share exchange issue will be in the context of the market as will the price for the equity issue, and we strongly believe that this will create value for existing Teck shareholders and all of the analysts who have issued reports so far have shown that it is strongly accretive to cash flow per share for the current Teck shareholders.

        Once again, it is a bid with more cash and fewer shares. That's more cash and fewer shares than before. We reduced the amount of shares, which again helps significant cash flow per share accretion while still it is expected to maintain investment grade rating.

        We were able to do this of course because the nickel price has performed quite strongly and in fact the nickel price since May the 8th when we launched our offer is up 45 percent and that is really why we've been able to add cash to the bid while maintaining a strong balance sheet.

        We are able to do this and retain our significant timing advantage. All regulatory approvals have been received and no shareholder vote is required, so this bid will expire on or about August 30th of 2006.

        I should also note that for those who roll out of Inco into the new Teck Inco that the dividend yield will be amongst the highest in the industry, more than twice the industry average at a little over 2.5 percent right now, and that's more than three times what Inco is currently or more than twice what Phelps Dodge is as well. So that's another benefit. We set that dividend rate at our annual meeting knowing that it was a possibility we'd be bidding for Inco and so that dividend is a regular dividend that should be sustainable for the foreseeable future.

        By being able to roll out of Inco at these high multiples and into Teck Inco at lower multiples there's still the possibility for a re-rating as well. The new company of course will be very high quality, strong balance sheet, leading positions in key commodities, much more liquid now listed in New York and so that is a distinct possibility in the future.

        As I said, on tour in our investor relations presentation, if you look back at the last 12 months to June 30th, the current Teck Cominco earned just under $2 billion at average zinc prices on the LME of $0.96 and average copper prices at $2.29, and currently of course the zinc price is about $0.50 higher than that and the copper price about $1.20 higher than that, and that's not counting premiums that we receive in the United States and Europe over and above the LME price.

        For every $0.01 the zinc price increases, our net income after tax is $10 million greater. That's bottom, bottom line. And increase of $10 million in earnings for every $0.01 increase in the zinc price and the zinc price is now about $0.50 higher than it was for the last 12 months on the LME during which we had earned just under $2 billion. Likewise for copper; for every $0.01 the copper price increases we earn another $4 million bottom line and it's about $1.20 higher than it was for the last 12 months.

        The exchange rate does have an effect on our cost base of course, and if the Canadian dollar strengthens, which it has, for every $0.01 it strengthens we would deduct $24 million, and it has strengthened about $0.03 from the average for the 12 months to June 30th.

        Over and above the value that our core operating assets in zinc, copper, coal and at trail deliver in terms of those financial results I just discussed, we do have a collection of assets I call our financial assets that are worth a substantial amount as well. First and foremost is the cash balance at June 30th of $3.6 billion. On top of that we have a portfolio of marketable securities that's worth about $850 million. So the two combined are worth more than $20 per share to current Teck Cominco shareholders.

        And beyond that we also have our gold business, which on February 1st of this year I did announce that once Pogo, our new gold mine in Alaska, was operating at 100 percent, we would be looking towards changing the form of our ownership of that asset so that it can demonstrate to the market what the market value of the gold assets truly is. And we've looked at a number of different comparable companies, mid-cap gold companies, and shown those on our presentation, which is on the website, but suffice it to say that the gold business is a valuable part of our business that we'll be looking forward to doing something to show the market just what that value is in the future.

        Beyond the collection of assets we call the financial assets, we also have our growth assets, and the most important of which is in the oil sands sector. There we have the Fort Hills project, ah, lease 14 option and lease 311 and suffice it to say that once those projects are built, the Fort Hills project in particular, we think that's about the same growth in cash flow at normalized commodity prices to Teck Cominco as Goro would be for Inco. The interesting thing about it is it's about three years later, so that gives a very complementary growth portfolio for the new Teck Inco into the future.

        So our basic message today is that Teck Cominco itself is very good value and Teck Inco would be a very strong company for those who choose to subscribe to this offering. If we look at it from an Inco shareholder's point of view, it's really quite a low-risk decision, because if you own an Inco share and you are intending to remain exposed to the sector, by participating in the Teck Cominco financing you actually help facilitate an increase in the bid for your own Inco shares by $3 from the current CVRD bid. And since both of them closed at essentially the same time, the cash put into the Teck Cominco offering would come back to the Inco shareholder if the Inco shareholder then tenders to the Teck offer.

        The financing of course is contingent upon Teck Cominco taking up two-thirds of Inco stock and so if that doesn't happen, if for some reason two-thirds is not tendered, either due to another higher offer materializing or some other reason, then the Teck financing would not be going ahead and so from that point of view there's no risk of ending up exposed to both names at the same time.

        So we really think it's a reasonably conservative decision to be able to roll out of Inco at high valuation levels and into the new Teck Inco at low valuation levels. Once again, Inco is currently trading at 7.9 times cash flow per share while the new Teck Inco would be starting at 5.5 times cash flow per share.

        So I think that really summarizes the transaction from our point of view. We look forward to your support and remind you once again that the deal is intended to be priced tomorrow morning for both the equity issue and the final exchange rate on the bid for Inco. At $89, this is our best and final offer, so now is the time for all investors who have an interest in seeing a Canadian major emerge out of the various transactions that have been proposed, now is the time to make that happen.

        Thank you very much for your attention. Thank you operator.

Operator

        You're welcome. The conference has now ended. Please disconnect your lines at this time. Thank you for your participation and have a nice day.

        Bell Conferencing